RECEIVED

2007 DEC -4 A 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

07028455

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

PROCESSED
DEC 0 7 2007
THOMSON FINANCIAL

Tel. 01274 806106

27 November 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Regulatory Announcement

Go to market news section

Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:06 26-Oct-07
Number	4867G

2007 DEC -4 A 3: 4

The Company announces that on 26 October 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 291.1 pence per share. The highest price and lowest price paid for these shares were 291.1p and 291.1p respectively. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 617,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 617,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 617,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Bradford & Bingley plc Tel: 01274 806341

Neil Vanham

END

Close

29 October 2007

Bradford & Bingley plc

Cancellation of bonds

Bradford & Bingley plc can confirm it has purchased for cancellation the following CHF Covered Bonds:

CHF 35m 2011 3.125% new outstanding amount CHF 165,000,000
CHF 75m 2013 2.625% new outstanding amount CHF 225,000,000
CHF 40m 2015 3.250% new outstanding amount CHF 160,000,000

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc
1 November 2007

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules, we would like to notify the market that the issued share capital of Bradford & Bingley plc at 31 October was 617,674,534 ordinary shares of 25p each with voting rights. Bradford & Bingley plc holds no shares in Treasury.

Therefore the total number of voting rights in Bradford & Bingley plc is 617,674,534 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules.

End.
Phil Kershaw 01274 806106

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Standard Life Investments Ltd

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

15,297,886

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

2.498%

7. Number of shares / amount of stock disposed

Nil

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Nil

9. Class of security

Ordinary 25p shares

10. Date of transaction

5 November 2007

11. Date listed company informed

7 November 2007

12. Total holding following this notification

35,297,334

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.715%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Phil Kershaw

Date of notification

7 November 2007

Bradford & Bingley plc

Notification of Major Interests in Shares

We were notified on 19 October that Barclays PLC have a notifiable interest in 3.02% of the total voting rights in Bradford & Bingley plc (18,631,638 shares) following transactions undertaken on 15 November 2007. The full names of the shareholders are:-

Barclays Bank PLC

Barclays Bank (Suisse) SA

Barclays Bank Trust Company Ltd

Barclays Capital Inc

Barclays Capital Securities Ltd

Barclays Global Investors Canada Ltd

Barclays Global Investors Japan Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Private Bank Ltd

Barclays Private Bank and Trust Ltd

Barclays Stockbrokers Ltd

Gerrard Investment Management Ltd

19 November 2007

END

Se16110701

20 November 2007

Bradford & Bingley plc agrees to sell its Housing Association loan book

Bradford & Bingley has agreed to sell its entire housing association book to Dexia, following a review of the growth potential and capital utilisation of these assets.

The book comprises £2.2bn of assets and is being sold for cash proceeds representing the book value of the loans transferred, adjusted to reflect break-funding charges. In 2006, these assets contributed approximately £21m to Group profits.

Selling these assets enables the Group to focus its activities on profitable growth in the core business of residential mortgage lending and retail savings. The cash proceeds of £2.2bn will further increase the Group's liquidity and provide funding for attractive, higher margin opportunities in these markets.

Commenting on the sale, Steven Crawshaw, Group Chief Executive said:
"The Board concluded back in April that the sale of our housing association book was a natural step in the development of Bradford & Bingley's strategy. It enables us to improve returns by redirecting our capital and funding resources to take advantage of the significant opportunities that exist in the UK mortgage market today".

Bradford & Bingley will provide restated H1 2007 and 2006 numbers to take account of this disposal with its pre-close trading statement on 29 November 2007.

END

Contacts:
Investor Relations:

Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

20 November 2007

Bradford & Bingley plc agrees to sell a portfolio of Commercial Property loans

Further to today's earlier announcement, Bradford & Bingley has agreed to sell a portfolio of commercial property loans of £2.0bn to GE Real Estate, following a review of the growth potential and capital utilisation of these assets.

The portfolio of assets is being sold for a small discount to book value. In 2006 these assets contributed approximately £26m to Group profits. Following the sale, Bradford & Bingley will retain around £800m of commercial property assets.

As with the sale of our housing association book, selling these assets enables the Group to focus its activities on profitable growth in the core business of residential mortgage lending and retail savings. The cash proceeds of £2.0bn will further increase the Group's liquidity and provide funding for attractive, higher margin opportunities in these markets.

Combined with today's earlier announcement, these disposals are expected to produce a loss on disposal in the range of £15-40m.

Commenting on the disposals, Steven Crawshaw, Group Chief Executive said:
"These disposals are a natural step in the development of Bradford & Bingley's strategy. The £4.2bn proceeds will enable us to improve returns by redirecting capital and funding resources to take advantage of the significant opportunities that exist in the UK mortgage market today".

Bradford & Bingley will provide restated H1 2007 and 2006 numbers to take account of this disposal with its pre-close trading statement on 29 November 2007.

END

Contacts:
Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

20 November 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP - Correction

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**November 2007**	**October 2007**
Outstanding current balance of mortgages	£9,640,605,557	£8,796,389,713
Number of mortgages	104,099	96,050
Average loan balance	£92,610	£91,581
Average LTV	61.66%	61.31%
Weighted average HPI LTV	68.47%	62.38%
Arrears:		
1 month +	2.90%	3.02%
3 months +	0.99%	0.91%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

END